TeleAmerica Television Network
1411 Warner Ave Suite B,
Tustin CA 92780
Phone (714) 716-5000
EXHIBIT
Testing the water materials

TeleAmerica Television Network, Corp have not produced or used any written communication or broadcast script that are substantively different than the information or materials used on this filling.